Part II

Item 5a

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

* Functionality for indications and orders
** SuperBlock matching – The ability for traders at Members and traders at Customers (collectively Traders) to trade in larger sizes.

See the response to Item 11.c. of Part III for additional detail regarding this service.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to customersCustomers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* Enabling LN auto-ex orders for SuperBlock matching
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications

* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the System.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.

* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and ~~customers~~Customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or ~~customer~~Customer in connection with executions at LNI and at third-party brokers.
* Sponsored broker. Members and ~~customers~~Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or ~~customer~~Customer.
* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with System usage protocols.

Item 5c

The System is structured to permit participants of the LNI Affiliates to have equivalent access to the Negotiation ATS as participants of LNI. The LNI Affiliates offer services to their participants that are equivalent to the services offered by LNI to LNI participants, as described in this Form ATS-N.

In particular, the LNI Affiliates offers the following products and services to participants in their respective regions for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the response to Item 5.a. of this Part II)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and manual targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* SuperBlock matching as described in response to Item 11.c of Part III
* The Liquidnet electronic agency trading desk
* The market data described in the response to Item 23 of Part III.

Item 7d

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and ~~customers~~Customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and ~~customers~~Customers. Some of these roles/functions may be combined in certain Liquidnet regions, as described below.

A. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel sit on the Sales desk. Their role is to facilitate negotiations and executions involving Members and ~~customers~~Customers, monitor Member and ~~customer~~Customer orders that interact with the Liquidnet ATSs and/or external venues (including algorithmic orders), and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or ~~customer~~Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a ~~customer~~Customer; troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members and ~~customers~~Customers, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and ~~customers~~Customers; for example, to notify Members and ~~customers~~Customers of the closing volume in a stock in the overall market for one or more prior days. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and ~~customers~~Customers. This includes providing a description of the analytics and distributing reports provided by other Liquidnet personnel. Trade Coverage personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and ~~customers~~Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and ~~customers~~Customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, ~~customer~~Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders at Members or Customers (Traders) who access the Negotiation ATS, including, but not limited to: whether or not the trader is logged in; the ~~traders~~Traders current number of indications in the System and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the ~~traders~~Traders historical executed ADV through the System.

Indications means the non-binding expressions of trading interest that a Member transmits to Liquidnet from the Members OMS. Indications are non-binding because a further affirmative action is required by the ~~trader~~Trader before an execution can occur. See the responses to Items 11.a. and 11.c. of Part III for additional detail.

Upon request by a Member or ~~customer~~Customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or ~~customers~~Customers order and execution data.

Member, Customer, and ~~trader~~Trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member, Customer and ~~trader~~Trader performance and activity through the System, including positive action rates (PAR) and realization rates of individual Members and ~~traders.~~their Traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product specific. Examples of product-specific information would be the number of proposed orders submitted by a ~~trader or~~ Member, Customer or Trader to the algo ranking model, the number of targeted invitations sent or received by a Member, Customer, or ~~trader~~Trader, the number and size of executions resulting from targeted invitations sent or received by a Member, Customer, or ~~trader~~Trader, and response rates on targeted invitations sent or received by a Member~~.~~, the number of indications or orders sent by a Member, Customer, or Trader, the number of SuperBlock related matches by a Member, Customer, or Trader, the number and size of executions resulting from SuperBlock related matches by a Member, Customer, or Trader, and response rates on SuperBlock related matches by a Member, Customer, or Trader.

Transition of personnel from Trade Coverage to Business Development role

For a limited time period Trade Coverage personnel transitioning to a Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a ~~customer~~Customer in accordance with the ~~customers~~Customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch ~~customer~~Customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and ~~customer~~Customer algo orders and provide consultative support to Members and ~~customers~~Customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and ~~customers~~Customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders and algo orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation or SuperBlock.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

C. Business Development

Roles and responsibilities

Business Development personnel are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to ~~customers~~Customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to ~~customers~~Customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to historical order and execution data for all

Members and ~~customers~~Customers in the primary regions that they cover (including data for any other regions in which those Members and ~~customers~~Customers are trading). Business Development personnel do not have access to the Liquidnet EMS. A Member or ~~customer~~Customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or ~~customers~~Customers algo orders and executions (including surge capture and residuals).

D. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

Liquidnets Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and ~~customers~~Customers concerning the use and optimization of Liquidnets full suite of trading products. The personnel also support the design, research, and specification of Liquidnets product suite including, but not limited to, Liquidnets algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and ~~customer~~Customer queries relating to trading decisions made by Liquidnet products, such as algos. Liquidnets Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

Access to data

Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Execution Consulting & Quant Strategies personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnel.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and ~~customers~~Customers and all Member and ~~customer~~Customer algo order and execution information. Execution Consulting & Quant Strategies personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, Execution Consulting & Quant Strategies personnel have access to data relating to broken matches. The purpose of this access is to enable Execution Consulting & Quant Strategies personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and ~~customers~~Customers. Execution Consulting & Quant Strategies personnel can access all data relating to broken matches for this purpose.

A Members consent is required before Execution Consulting & Quant Strategies personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Execution Consulting & Quant Strategies personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members.

SuperBlock matching analysis

In connection with providing analysis for surveillance monitoring of SuperBlock matches, Execution Consulting & Quant Strategies personnel have intra-day and historical access to the relevant details of SuperBlock orders and indications sent by Members or Customers.

E. Commission Management Services personnel

Roles and responsibilities

Liquidnets Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission Management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

F. Sales Analytics group personnel

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet ~~customers~~Customers, such as Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and ~~customers~~Customers with analysis and reporting that offers Members and ~~customers~~Customers insight into how they are using Liquidnets products and services. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

G. Product Support and Implementation personnel

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the System, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the System. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order, and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and ~~customers~~Customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the System, and suggesting technical improvement to a Members interface.

H. Trade Services personnel

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and ~~customer~~Customer execution, account, allocation and settlement information and the full quantity of any executed order.

I. Enterprise Technology Services personnel

Roles and responsibilities

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet System. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution, and other trading information to troubleshoot production and System issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain activities.

Part III

Item 3a

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of System usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below any applicable minimum assets under management requirement for Members, as Liquidnet may establish in any region from time to time).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their System usage and monitors for patterns of conduct by participants that are adverse to other System users. Examples would be evidence detected by Liquidity Watch that a participant (i) is engaging in manipulative trading activity, or (ii) is disclosing Liquidnet trading information to a third-party broker. LNI can suspend or terminate a participants participation in the Negotiation ATS based on such activity. LNI sales and trading personnel have access to these metrics.

Automated market surveillance

LNI has implemented automated market surveillance to detect certain trading activities. The offending activities detected by automated market surveillance are as follows:

* A Member moves a match from outside to in the pool and then to outside shortly afterwards.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers

When an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel can block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that customer that are then outstanding.

LNI expects that automated routing customers firm-up on a significant percentage of negotiations against manual contras where the terms are agreed. The objective of the surveillance described in this sub-section is to identify and address a situation where, as a result of a technical or workflow issue, an automated routing customer is not firming-up on a significant percentage of these negotiations.

LLNI sets default configurations for automated routing customers and can modify them for a specific automated routing customer (for example, based on the overall firm-up rate of the customer). LNI can update the default configurations from time-to-time. Upon request, LNI will notify any customer regarding its applicable configurations at that time.

Match breaks

Trade Coverage personnel can break a match when specifically requested by a Member, or when Trade Coverage reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

* Trade Coverage is required to notify the contras Trade Coverage when proposing a match break.
* The contras Trade Coverage may elect to contact the contra, in which case the initiating Trade Coverage should hold off on any further steps until hearing back from the contras Trade Coverage; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras Trade Coverage should notify the initiating Trade Coverage, at which point the initiating Trade Coverage is permitted to break the match.
* In all cases, Trade Coverage is required to input through an internal LNI sales tool the reason or reasons for the match break.
* As an alternative to Trade Coverage breaking a match, Trade Coverage can request that a Member Services representative break the match.

A match break prevents the two specific indications from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

SuperBlock Governance

If the parties to a match avail themselves of the SuperBlock functionality, LNI expects that a transaction will occur between the parties. There is no time limit set specific to a SuperBlock match that will systematically break matches. However, for policing purposes, LNI has set a two-minute threshold for a response time to a SuperBlock. While matches may extend beyond that threshold and result in successful trades, in the event matches break without a successful trade, and the Trader had a sufficient amount of time to respond to the match (two minutes), that Trader will be subject to suspension of SuperBlock privileges.

 Unless there is a legitimate reason for a failure to trade, the failing party will not be allowed to use the SuperBlock functionality for a period of time. For a first offense, the failing participant will be precluded from using the SuperBlock functionality for one week, for a second offense the time period is one month and six months for a third offense.

An example of a legitimate failure would be where an indication or order with a limit price triggers a SuperBlock related match while the limit is marketable, if the limit becomes unmarketable, the System will automatically cancel the match.

An example of a non-legitimate failure would be where a Trader is involved in a match utilizing the SuperBlock functionality, then removes the indication without trading. A Member trader has the ability to change an indication status from Available to Match to Outside, which breaks all existing matches and prevents further matches.

See response to Item 11.c. of Part III for additional detail regarding SuperBlock functionality.

Item 5c

Members can create algo orders, Liquidnet-only orders, LN auto-ex orders, automated negotiation orders ~~and~~, manual targeted invitations, and SuperBlock indications or orders through Liquidnet 5. Members enter these orders manually. Members transmit manual negotiation orders directly to the Negotiation ATS; the other order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to receipt of the parent order.

Customers can create algo, Liquidnet-only and LN auto-ex orders through a desktop application that provides a subset of Liquidnet 5 functionality. Customers enter these orders manually. These order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to LNIs receipt of the parent order.

Customers can transmit algo and Liquidnet-only orders to LNI. Customers can transmit algo orders from their OMS. They can transmit Liquidnet-only orders from their OMS or from a smart order router. These orders are all transmitted using FIX. These order types are parent orders, and LNI can transmit an LPC order to the Negotiation ATS subsequent to LNIs receipt of the parent order.

Customers can transmit parent orders to the high-touch trading desk using FIX, by instant message (such as Bloomberg chat) or by telephone. These order types are parent orders, and LNI can transmit an LNI resting order to the Negotiation ATS subsequent to receipt of the parent order.

Auto Order Creation

LNI can provide functionality for a Member where the Member can designate and configure criteria for LNI to automate the creation of a parent order from an indication received by LNI from the Member. The criteria designated by the Member are automatically applied to indications subsequently received from the Member.

The functionality can be configured to apply to select indications based on criteria mutually agreed upon by the Member and LNI. Likewise, attributes of the parent order created are mutually agreed upon by the Member and LNI.

LNI will initially offer this functionality on a pilot basis for validation purposes and may proceed to a wider rollout based on the validation. LNI may update the criteria and order attributes from time-to-time.

Item 7a

A. List of order types

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

Functionality

* The Negotiation ATS provides the functionality of SuperBlock matching, which allows for Members and Customers to trade in larger sizes.

We describe this functionality in greater detail in response to this Item 11.c. of Part III

B. Manual negotiation orders

Indications

Background

Members interact with the System by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the Member trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the System must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a Member trader logs on to the System, the Liquidnet integration adapter electronically transmits to the System orders from the Members OMS assigned to that Member trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the System with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A Member trader cannot change these quantities in the System except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the System defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the System to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation, or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Indication status

See the response to Item 11.c. of this Part III.

(iI) Prioritization

General priority rules

The System prioritizes available contras based on time, except for the following contras prioritized ahead of others:

*A contra that represents the LPC with at least one order that is enabled to participate in SuperBlock matching and matched counterparty has enabled SuperBlock matching
*A contra that represents an indication that is enabled to participate in SuperBlock matching and matched counterparty has enabled SuperBlock matching
*A contra that represents the LPC (see below)

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a member trader has Liquidnet 5.9 or higher and the ~~trader~~Trader submits a negotiation proposal from a match pop-up:

* If the System determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the System can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the System determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the System can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only available contra displayed to Trader 2 for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as an available contra during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii) Conditions

Contras

Members transmit indications to LNIs indication matching engine. When a Member trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other ~~trader~~Trader with a matching indication on the opposite side (a contra-party or contra), the System notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indication to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a Member trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The System determines matches based on the security IDs provided by each Member. The System only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

Matching indications with OMS limits - after the close

Liquidnet only allows matching of indications after the close if the closing price is within each sides OMS limit.

Match pop-ups

In addition to a standard match notification, the System provides a larger alert to the traderTrader on each side upon commencement of a match (also referred to as a match pop-up). A traderTrader can close a match pop-up at any time. A traderTrader also can request that LNI disable all match pop-ups for the traderTrader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the traderTrader has previously closed the pop-up for that match, the System will send another match pop-up to the traderTrader; and (ii) if the traderTrader has not previously closed the pop-up and the pop-up is no longer visible to the traderTrader because it is hidden behind another screen on the tradersTraders desktop, the System will attempt to make the pop-up visible to the traderTrader.

Match break notification

The System notifies both sides if a match breaks. If a Member trader has Liquidnet 5.9 or higher, the System further reports to the trader if a match break results from the contra changing

18

the contras indication to outside status.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

(v) Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

A ~~trader~~Member cannot modify a negotiation proposal.

After a Member trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order
* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an available indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the System can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the System can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i) Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Where the LPC represents multiple contras and the LPC is participating in a Firm SuperBlock match with a manual contra, only those orders enabled for SuperBlock matching and meeting the SuperBlock matching minimum will participate in the execution. Two or more same-side orders meeting this criterion will execute equally as described in the paragraph above.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii) Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D. Firm contra configuration for LPC orders

(i) Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii) Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo, LN auto-ex or automated negotiation order or a manual targeted invitation.

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a ~~trader~~Member with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the System send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs ~~systems~~Systems (known as a firm-up). This firm-up request is used to protect the ~~customer~~Customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Trade Coverage personnel and associated analytics teams, with appropriate follow-up to the ~~customer~~Customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Following execution against an order with the firm contra configuration, the Member traders indication remains available to match.

(iii) Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

All Member traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the Member trader is only permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi) Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii) Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

Item 8a

Minimum order size for all orders

The minimum match and execution size in the Negotiation ATS is the least of the following amounts:

* 5,000 shares
* 5% of ADV for the stock
* $200,000 principal value.

We refer to this as the minimum negotiated execution size. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

In the case of a continuing negotiation after a partial execution, the minimum negotiated execution size is the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

The order size for an order in the Negotiation ATS cannot be less than the minimum negotiated execution size.

Minimum size for negotiation orders

A Member can set tolerance parameters for manual negotiation. Tolerance parameters filter a Member from matching with contras with a size that is below the Members tolerance as determined by these parameters.

Tolerance

A ~~trader~~Member is matched with a contra only if the working quantity of each ~~trader~~Member is at or above the ~~other traders~~contras minimum tolerance quantity (or tolerance). A ~~traders~~Members tolerance on an indication represents the minimum working quantity in shares that a contra must have for the ~~trader~~Member to be matched against that contra. Tolerance is intended to protect a ~~trader~~Member from being matched and negotiating with a contra whose working quantity is too small.

A ~~traders~~Members tolerance on an indication equals the lowest of the following three quantities:

* Working quantity tolerance. The ~~traders~~Members working quantity on the indication multiplied by the ~~traders~~Members working quantity tolerance percentage.
* ADV tolerance percentage. The ADV of the stock multiplied by the ~~traders~~Members ADV tolerance percentage.
* Default maximum tolerance. The default maximum tolerance for US equities, which is the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any ~~trader~~Trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.

* LNI will not change the pre-existing default maximum tolerance for any ~~trader~~Trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a Member trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a ~~traders~~Members indications, unless the ~~trader~~Member overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each ~~trader~~Trader.

A ~~trader~~Member can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the ~~traders~~Members indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

A Member should contact its Sales coverage or Member Services for a report of its current maximum tolerance, if any, and to request any modifications, or to request that the maximum tolerance be enabled or disabled. Maximum tolerance is set at the Member level.

If a ~~trader~~Trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A ~~trader~~Member can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the ~~trader~~Member adjusts any of these parameters, the System will use that parameter as the Member traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the ~~trader~~Trader has disabled ADV tolerance for all indications). If a ~~trader~~Member adjusts a parameter and the adjustment does not cause the ~~traders~~Members adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the ~~traders~~Members working quantity, the System will compute the ~~traders~~Members tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

See the response to Item 11.c. of this Part III for additional detail regarding tolerance.

Minimum size for participant parent orders

For the following parent order types, a participant can set a minimum execution size that is at or above the minimum negotiated execution size: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitation orders. See the response to Item 11.c. of this Part III for additional detail.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

SuperBlock functionality.

The SuperBlock functionality provides Members and Customer to enter into a match with a higher minimum share size depending on the market capitalization of the security. Only indications or orders that are above this Liquidnet designated size will be allowed to be a Superblock related match. Liquidnet has five categories of market capitalization – micro-cap, small cap, mid cap, large cap, and mega cap.

The minimum size for micro-cap is the lesser of 75,000 shares or 15% of the securitys 30-day average daily volume. The minimum size for small cap is the lesser of 100,000 shares or 10% of the securitys 30-day average daily volume. The minimum size for mid cap is the lesser of 125,000 shares,10% of the securitys 30-day average daily volume or $5M notional amount. The minimum size for large cap is the lesser of 175,000 shares, 7% of the securitys 30-day average daily volume or $15M notional amount. The minimum size for mega cap is the lesser of 200,000 shares, or15% of the securitys 30-day average daily volume or $25M notional amount.

See the response to Item 11.c. of this Part III for additional detail regarding SuperBlock.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The Negotiation ATS limits the principal value of any execution to $300 million.

Members can set hard and soft per order quantity limits through Liquidnet 5 to protect against order entry error. The following options are available:

* By ~~trader~~Trader. Each ~~trader~~Trader can set his or her quantity limits.

* Hard or soft limit. A ~~trader~~Trader can set a hard limit or a soft limit. With a hard limit, a

~~trader~~Trader cannot submit a negotiation proposal or create a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation, or manual targeted invitation order (a Member order) that exceeds the ~~traders~~Traders designated limit. With a soft limit, the System notifies the ~~trader~~Trader when he or she enters a price and quantity for a negotiation proposal or a Member order that exceeds his or her designated limit, but the ~~trader~~Trader can proceed to submit the negotiation proposal or create the Member order.

* Shares or principal value. A ~~trader~~Trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Notwithstanding any maximum size control set through Liquidnet 5 or the Liquidnet EMS, the principal value of an execution in the Negotiation ATS can never exceed $300 million.

Item 11c

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation, or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii) Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation, or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii) Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i) Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii) Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii) Tolerance

Matching based on tolerance

A ~~trader~~Trader is matched with a contra only if the working quantity of each ~~trader~~Trader is at or above the other ~~traders~~Traders minimum tolerance quantity (or tolerance). A ~~traders~~Traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the ~~trader~~Trader to be matched against that contra. Tolerance is intended to protect a ~~trader~~Trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv) Indication status

Indications may be either available to match or outside

Unless otherwise configured for a ~~trader~~Trader, all indications are, by default, available to match with other available contras in the pool. Once matched with an available contra, a ~~trader~~Trader can send or receive an initial proposal to negotiate. If a ~~trader~~Trader changes the status of an indication to outside, that indication will not match with available contra indications.

Manually changing status from outside

A ~~trader~~Trader can manually change the status of an indication from outside to available to match.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (available to match or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list. If a Member is designated as a low participation Member, any indications transmitted by the Member to Liquidnet are outside by default.

(v) Prioritization of contras

See the response to Item 7.a. of this Part III.

(vi) Negotiations

Starting a negotiation; submitting an initial proposal

When the System notifies a ~~trader~~Trader of an available contra for a security, the ~~trader~~Trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a ~~trader~~Trader submits an initial proposal in response to a match, he or she is making a firm bid or offer. A ~~trader~~Trader can only submit a proposal on any match to one contra at a time.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A ~~trader~~Trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a ~~trader~~Trader does not have a match pop-up displayed for a match, a ~~trader~~Trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a ~~trader~~Trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a ~~trader~~Trader when he or she accepts a bid, offer, counter-bid or counter-offer. A ~~traders~~Traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the ~~trader~~Trader can modify his or her negotiation quantity before submitting a bid, offer, counterbid, or counteroffer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which ~~traders~~Traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one ~~trader~~Trader submits an initial proposal. Subsequent bids and offers may be submitted as counterbids or counteroffers in the negotiation. Bids and offers are sometimes referred to as proposals.

A ~~trader~~Trader (or a group of ~~traders~~Traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced, mid-peg and closing price proposals

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

Responding to an initial proposal

When a ~~trader~~Trader submits an initial proposal, the System displays a match pop-up to the ~~trader~~Trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the ~~trader~~Trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation, or similar event. A ~~trader~~Trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a ~~trader~~Trader must specify a decline reason. The System provides default reasons; ~~traders~~Traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a ~~trader~~Trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the ~~trader~~Trader to send a chat notice to the contra).

If a ~~trader~~Trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a ~~trader~~Trader submits a counter-proposal, the ~~trader~~Trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a ~~trader~~Trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either ~~trader~~Trader can submit a proposal in a negotiation after one of the ~~traders~~Traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two ~~traders~~Traders submit a proposal at the same price and within each others tolerances, and prior to either ~~trader~~Trader receiving the other ~~traders~~Traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A ~~trader~~Trader specifies a negotiation quantity each time he or she submits a proposal. If a ~~trader~~Trader submits a negotiation quantity that is below the ~~traders~~Traders own minimum tolerance for the associated indication, the System reduces the ~~traders~~Traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a ~~traders~~Traders minimum tolerance, Liquidnet notifies the ~~trader~~Trader that the contras proposal is below the

~~traders~~Traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the ~~trader~~Trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the ~~traders~~Traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A ~~traders~~Traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a ~~trader~~Trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A ~~trader~~Trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A ~~trader~~Trader cannot change his or her available quantity for an indication through the System.

Crossed proposals

If a ~~trader~~Trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the System will execute the order at the contras bid or offer price, as applicable.

Acceptances

A ~~trader~~Trader can accept a contras proposal by clicking accept or execute, as applicable. A ~~trader~~Trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the ~~traders~~Traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a ~~trader~~Trader accepts after changing his or her negotiation quantity, it is treated as an accept if the ~~traders~~Traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the ~~traders~~Traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a ~~trader~~Trader accepts a mid-peg proposal:

* If the accepting ~~trader~~Trader is a buyer, the System imputes a price constraint of 30 basis points above the mid displayed to the ~~trader~~Trader when the ~~trader~~Trader clicks accept
* If the accepting ~~trader~~Trader is a seller, the System imputes a price constraint of 30 basis points below the mid displayed to the ~~trader~~Trader when the ~~trader~~Trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the System does not permit a

~~trader~~Trader to submit or accept a negotiation proposal that is outside the ~~traders~~Traders OMS limit. If a Member has the protect match limit configuration enabled, the System does not permit a ~~trader~~Trader to submit or accept a negotiation proposal that is outside the ~~traders~~Traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a ~~trader~~Trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a ~~trader~~Trader for any of the following alerts after a ~~trader~~Trader accepts a negotiation proposal:

* Alert that the execution price is outside the ~~traders~~Traders OMS limit
* Alert that the execution price is outside the ~~traders~~Traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the ~~trader~~Trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a ~~trader~~Trader.

The System also provides certain types of alerts prior to a ~~trader~~Trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where ~~trader~~Trader does not set a limit price

When a Member provides a limit price in its OMS, the System applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through Liquidnet 5 (referred to as a match limit). In that case, the System applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A ~~trader~~Trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the System imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting ~~trader~~Trader; the imputed limit price described in this sub-section applies to the ~~trader~~Trader who submits a mid-peg proposal for acceptance by the contra where the System has not received an OMS limit price from the ~~traders~~Traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or

* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A ~~trader~~Trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

Closing price proposals

After the close of the regular session of trading in the primary market, the only type of proposal that can be submitted during a negotiation is a closing price proposal.

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one ~~traders~~Traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each ~~trader~~Trader defaults to the lesser of the ~~traders~~Traders negotiation quantity at the time of execution and the ~~traders~~Traders current working quantity.

In a continuing negotiation, if the two ~~traders~~Traders submit proposals at the same price and within each others tolerances, and prior to either ~~trader~~Trader receiving the other ~~traders~~Traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC or by the manual contra.

Negotiation commenced by the LPC

The LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customerCustomer orders and, subject to the Member or customerCustomer having opted in to interacting with liquidity partners, against orders from liquidity partners in the H2O ATS. A Member providing an automated negotiation instruction can designate an expiration time or condition through the Liquidnet desktop application.

Additional detail on auto-negotiation

The LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the System will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the System sending an additional invite to the manual contra, provided that the manual contra is still available to match, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

~~Liquidnet 5~~

~~A~~H. SuperBlock Matching

The SuperBlock functionality is an enhancement to the Systems negotiation process following a match between two Traders. SuperBlock allows Members or Customers to access large block opportunities by opting into advertising and consuming more information on the opportunity size of a match; a higher minimum trade size; and an obligation to trade on a match.

Members or Customers will need to enable SuperBlock related matching as a functionality and will need to append the SuperBlock designation to each indication following a match or each order prior to sending such order to the System. Only indications and orders that are above a designated share size for each category of market capitalization of the security (as detailed in Item 8 of Part III) will be allowed to become a Superblock related match. The Trader entering an indication or order must provide the side, quantity, and limit price. The SuperBlock functionality is available on during regular trading hours of the System.

Liquidnet 5 Automated Negotiation, Firm Contra, and Auto-Ex orders may be manually enabled to participate in SuperBlock matching. Electronic FIX orders meeting SuperBlock minimum matching size may be auto enabled by the System for SuperBlock matching where the Member trader has opted into this.

There are two workflows for SuperBlock related matches:

* Indication to Indication Matching
* Indication to Automated Order Matching

Description of Indication-to-Indication Matching

When an indication match occurs, each trader at the Member can enable their indication to participate in a SuperBlock match via a toggle on the match pop-up. When both sides of the match have enabled the indication to participate in a SuperBlock match, the match will transition to a Buy Side SuperBlock Contra match for both sides. The match pop-up will display the minimum SuperBlock matching quantity to both parties. Once the indication match transitions to a SuperBlock match, all other matches against the participating indications will be canceled by the System.

Where two same-side indications are enabled to participate in a SuperBlock match, the indication that was enabled first will have priority on a SuperBlock match. For example, if two buyers enable their indications to participate in a SuperBlock match and a matched seller enables SuperBlock matching, the buyer who enabled their indication for SuperBlock matching first will get the SuperBlock match with the seller.

When two counterparties are engaged in a SuperBlock match there are only two actions: The first actor will submit a mid-peg order, and the second actor will execute/accept the mid-peg order.

Description of Indication-to-Automated Order Matching

A Customer trader may enable Automated Negotiation, Auto-Ex, and FIX orders to participate in SuperBlock matching. When a match occurs between an indication and an Automated Order that is enabled to participate in SuperBlock matching and above minimum SuperBlock matching size, the Member trader may activate the SuperBlock match via the toggle on the match pop-up. The match pop-up will transition from a Firm Contra match to a Firm SuperBlock Contra match.

The match pop-up will display the minimum SuperBlock matching quantity. When the Member trader firms up on the SuperBlock match, Liquidnet will cross the orders at the mid-point price. When a Member trader is engaged in a SuperBlock match against an order, that Member trader has one action: to execute or accept the mid-peg order.

Item 15b

Liquidnet 5

A Member trader using Liquidnet 5 can view the following:

* Matching contra-side indications
* Parent orders represented in the LPC that match against the ~~traders~~Traders indications; these LPC indications appear to the ~~trader~~Trader using Liquidnet 5 as matching contra-side indications or as firm contra orders, as described below
* Actions taken by the contra during a match or negotiation, including a negotiation proposal submitted by the contra or a chat message from the contra during the negotiation.

If a Member trader using Liquidnet 5 creates an automated negotiation order, the Member trader can continue to view the negotiation actions of the contra.

Matching indications display the symbol and side. When a ~~trader~~Trader sees a match, the ~~trader~~Trader knows that each sides working quantity meets the other sides quantity tolerance (see the response to Item 8.a. of this Part III) and that the contras reference price for matching is within any OMS limit for the contra (see the response to Item 7.a. of this Part III). LPC indications appear to the Member trader using Liquidnet 5 as matching contra-side indications or as firm contra orders (as described below). Match information is displayed for as long as the conditions for the match, as described in the response to Item 11.c. of this Part III, continue in effect.

A negotiation proposal displays the symbol, side, and price. In addition, upon receipt of a negotiation proposal, the recipient is notified whether the quantity of the contras proposal meets the recipients tolerance. A negotiation proposal is displayed during the period that a negotiation is in effect.

Display of SuperBlock matches

When both parties to a match have appended the SuperBlock functionality, the minimum size (as described in Item 8.a. of this Part III) for the security will be included in the pop-up. The parties can negotiate a higher size. Match information is displayed for as long as the conditions for the match, as described in the response to Item 11.c. of this Part III, continue in effect.

Display of matches with the LPC

All same-side parent orders are displayed jointly as one matching contra in the LPC.

If all manual contras that are opposite-side to the LPC have Liquidnet 5.12 or higher, the LPC is displayed to each manual contra as a firm contra order. By default, a Member with a manual indication receives notification of a firm contra order that is below the tolerance of the Members indication if the firm contra order meets the minimum negotiated execution size. The notification indicates whether the quantity of the firm contra order is below the Members tolerance. A Member can elect to override this default and only receive notification of firm contra orders that are at or above the Members tolerance.

If one or more manual contras that are opposite side to the LPC have Liquidnet 5.11 or prior, the LPC is displayed to each manual contra as a matching indication. In this scenario, the LPC is only displayed to each manual contra if the LPC meets the Members tolerance.

While the LPC is displayed to a manual contra, a manual contra is not displayed to the LPC unless the parent order represented by the LPC is an automated negotiation order.

An LPC order is displayed to a Customer trader with a matching contra-indication (the manualMember trader) for as long as the conditions for matching, as described in the response to Item 11.c. of this Part III, remain in effect. The following information regarding the LPC displayed as a firm contra order is displayed or otherwise known to the manual traderTrader: symbol; side; whether or not the LPC is executable at the mid-price; and that the quantity of the LPC meets the manual tradersTraders tolerance.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation, or similar event. A traderTrader cannot send a chat message along with or in response to a mid-peg proposal.